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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC 415

SEC FILE NUMBER
8-65997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Covington Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Summer Street, Suite 200
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENJAMIN DUNN 617-314-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 17th Flr	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Benjamin Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Covington Associates, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTIE CUTILLO
MY COMM. EXPIRES JUNE 1, 2023
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature

Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVINGTON ASSOCIATES LLC

TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Covington Associates, LLC

We have audited the accompanying statements of financial condition of Covington Associates, LLC (the "Company") as of December 31, 2016 and 2015, and the related statements of income, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Covington Associates, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I – Computation of Net Pursuant to Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exemption), and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (exemption) as of December 31, 2016 (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Covington Associate's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
February 27, 2017

COVINGTON ASSOCIATES LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31 2016	December 31 2015
ASSETS		
Cash and cash equivalents	$ 1,309,369	$ 1,236,343
Accounts receivable	1,441,907	414,698
Due from members	24,000	48,000
Other assets	26,476	85,204
Office furniture and equipment, net of accumulated depreciation of $271,950 in 2016 and $246,106 in 2015	337,474	101,374
	$ 3,139,226	$ 1,885,619
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$ 23,071	$ 29,370
Deferred rent	69,696	-
Accrued payroll	35,946	37,237
Total Liabilities	128,713	66,607
Commitments and contingencies		
Members' equity	3,010,513	1,819,012
	$ 3,139,226	$ 1,885,619

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF INCOME

	Years Ended December 31	
	2016	2015
REVENUE:		
Placement fees	$ 13,592,369	$ 24,388,497
Consulting income	1,155,471	1,790,600
Other income	178,252	130,450
	$ 14,926,092	$ 26,309,547
EXPENSES:		
Salaries, wages and payroll taxes	1,271,961	1,823,590
Occupancy costs	255,838	270,377
Communications and data processing	68,552	82,478
General and administrative expenses	786,079	772,999
Consultants	4,387,711	5,854,498
Other operating expenses	789,765	755,814
Bad debt expense	74,685	471,072
	7,634,591	10,030,828
NET INCOME	$ 7,291,501	$ 16,278,719

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2016 AND 2015

MEMBERS' EQUITY, January 1, 2015	$	1,840,293
Net income		16,278,719
Distributions to members		(16,300,000)
MEMBERS' EQUITY, December 31, 2015		1,819,012
Net income		7,291,501
Distributions to members		(6,100,000)
MEMBERS' EQUITY, December 31, 2016	$	3,010,513

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 7,291,501	$ 16,278,719
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	47,799	38,386
Deferred rent	69,696	-
Bad debt expense	74,685	471,072
Change in operating assets and liabilities:		
Accounts receivable	(1,101,894)	451,672
Other assets	58,728	(967)
Accounts payable	(6,298)	6,476
Accrued payroll	(1,292)	(8,512)
Total adjustments	(858,576)	958,127
Net cash provided by operating activities	6,432,925	17,236,846
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchases of office furniture and equipment	(283,899)	(10,188)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net changes in due from members	24,000	(30,500)
Distributions to members	(6,100,000)	(16,300,000)
Net cash used by financing activities	(6,076,000)	(16,330,500)
NET INCREASE IN CASH AND CASH EQUIVALENTS	73,026	896,158
CASH AND CASH EQUIVALENTS, beginning of year	1,236,343	340,185
CASH AND CASH EQUIVALENTS, end of year	$ 1,309,369	$ 1,236,343

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 AND 2015

A. Organization and Nature of Business:

Covington Associates LLC (the "Company') was approved on November 25, 2003 as a broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Act of 1934, which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

B. Summary of Significant Accounting Policies:

Revenue recognition:

The Company derives placement fees and advisory fees from proving investment banking services. The Company recognizes revenue, when persuasive evidence of an arrangement exists, the service has been provided, the price is fixed or determinable and collectability is reasonable assured.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers certificate of deposit, money market mutual funds and all highly liquid debt instruments with a maturity of ninety days or less, when purchased, to be cash equivalents. The Company places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, the Company's cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2016, all of the Company's cash is held at two financial institutions.

Office furniture and equipment:

Office furniture and equipment are recorded at cost. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets, which range from three to ten years.

Advertising:

The Company expenses advertising costs as incurred. Advertising expenses amounted to $49,656 and $53,186 for the years ended December 31, 2016 and 2015, respectively.

B. Summary of Significant Accounting Policies - (continued):

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts at December 31, 2016 and 2015. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. No allowance for doubtful accounts was recorded by the Company at December 31, 2016 and 2015 as uncollectible amounts were determined to be immaterial.

Use of estimates:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Income taxes:

The Company is organized as a limited liability company. As a result, members are taxed individually on their proportionate share of the Company's earning. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statement of income. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2013.

B. Summary of Significant Accounting Policies - (continued):

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued. There are no subsequent events that required recognition or disclosure.

C. Commitments and Contingencies:

During October 2016, the Company moved into a new office space in Boston, Massachusetts. The lease for this space expires in December 2023. The previous office space, which was also located in Boston, Massachusetts, had a lease that expired in December 2016.

As part of the lessor's requirement for leasing the new office space in Boston, the Company has a letter of credit for $150,000 which has not been drawn down upon at December 31, 2016. The Company received two and a half months of free rent. Rent expense has been recognized on a straight-line basis over the non-cancelable lease term which contains fixed annual rent increases. The difference between rent expense and payments made under the lease are reflected as deferred rent in liabilities on the Statements of Financial Condition. For the years ended December 31, 2016 and 2015, there was deferred rent of $69,696 and $0, respectively.

Future minimum lease payments under operating leases are as follows:

Years Ending December 31,	
2017	$312,796
2018	319,905
2019	327,014
2020	334,123
Thereafter	1,045,023
	$2,338,861

Rental expense charged to operations amounted to $246,881 and $260,075 for the years ended December 31, 2016 and 2015, respectively.

The company may be subject to claims and litigation in the normal course of business. The company is not aware of any pending or threatened litigation, claims or unasserted claims that would have a material adverse effect on the Company's financial statements.

D. Employee Benefits:

The Company sponsors a 401 (k) Plan. The 401 (k) Plan entitles all full-time employees who meet age and service eligibility requirements to make voluntary contributions to the Plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Company, at its discretion, may contribute to the Plan. The Company contributed $79,395 and $76,523 in 2016 and 2015, respectively.

E. Net Capital Requirement:

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (SEA Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $1,174,656 which was $1,166,075 in excess of its required net capital of $8,581. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 0.11 to 1.

F. Major Customers:

During the year ended December 31, 2016, the Company derived gross revenues of $4,272,948 (29%) from two customers. There were no accounts receivable from these customers as of December 31, 2016. During the year ended December 31, 2015, the Company derived gross revenues of $9,000,000 (34%) from one customer. There were no accounts receivable from this customer as of December 31, 2015.

G. Related Party Transactions:

Due from members represents amounts to be reimbursed by certain members for 401(k) contributions made by the Company on their behalf. As of December 31, 2016 and 2015, these reimbursements amounted to $24,000 and $48,000, respectively.

COVINGTON ASSOCIATES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2016

Schedule I

Computation of net capital:	Audited Net Capital
Total members' equity	$ 3,010,513
Less: non-allowable assets:	
Accounts receivable	(1,441,907)
Due from member	(24,000)
Other assets	(26,476)
Office furniture and equipment - net	(337,474)
Non-allowable assets from the statement of financial condition	(1,829,857)
Less: Haircuts	(6,000)
Net Capital	$ 1,174,656
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable, accrued payroll and deferred rent	$ 128,713
Total Aggregate Indebtedness	$ 128,713
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 8,581
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required)	$ 8,581
Excess net capital	$ 1,166,075
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 1,164,359
Ratio of aggregate indebtedness to net capital	0.11 to 1

Reconciliation with Company's Computation

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2016.

See report of independent registered public accounting firm.

COVINGTON ASSOCIATES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 (EXEMPTION)

DECEMBER 31, 2016

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(i).

See report of independent registered public accounting firm.

COVINGTON ASSOCIATES LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 (EXEMPTION)

DECEMBER 31, 2016

Schedule III

Information relating to possession or control requirement is not applicable to Covington Associates LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See report of independent registered public accounting firm.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Covington Associates LLC

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Covington Associates LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Covington Associates LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Covington Associates LLC stated that Covington Associates LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Covington Associates LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Covington Associates LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Boston, MA
February 27, 2017

Management's Exemption Report

I, as member of management of Covington Associates LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA).

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 17 C.F.R. § 240.15c3-3 by operating under the exemption provided by 17 C.F.R. § 240.15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2016 through December 31, 2016.

Covington Associates LLC

By:

Benjamin Dunn
Managing Member

2-27-17

Date

COVINGTON ASSOCIATES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE
YEARS ENDED DECEMBER 31, 2016 AND 2015